[Letterhead of The Goodyear Tire & Rubber Company]

January 4, 2012

VIA EDGAR and FACSIMILE (703) 813-6968

Mr. Terence O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for the year ended December 31, 2010

Filed February 10, 2011

File No. 1-1927

Dear Mr. O’Brien:

This letter is in response to the letter, dated December 21, 2011 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for the year ended December 31, 2010

19. Commitments and Contingent Liabilities, page 112

1.

We have read your response to comment 1 in our letter dated December 1, 2011. You have told us that you have concluded that the amounts related to your warranty experience as of and for the years ended December 31, 2010 and 2009 were not material to your consolidated financial statements and therefore you did not include the full disclosure referred to in ASC 460-10-50-8c. We note that your warranty expense for 2010 has a 163% impact to your pre-tax income. Please either provide to us your materiality assessment or disclose in future filings the amount of the warranty expense and payments for the year so that readers may understand the gross activity related to your warranties.

In future filings, we will disclose gross warranty expense and payment detail in footnotes to the financial statements. We note that in periods of near breakeven income (as was the case with Goodyear’s pre-tax income in 2010), we do not solely rely on a single quantitative measure such as a percentage of current period pre-tax income in conducting our materiality assessment. Additionally, we review other quantitative measures (e.g., relationships to current period net sales, segment operating income, net income, relevant financial statement line items, total assets, shareholders’ equity and to historical earnings) and relevant qualitative factors when conducting our materiality assessment.

*            *             *            *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel Vice President and Controller

cc:	Jenn Do, U.S. Securities and Exchange Commission

Al Pavot, U.S. Securities and Exchange Commission